Exhibit 11    Statement re: computation of per share earnings.

        Earnings per share ("EPS") are computed and presented in accordance with FASB Statement No. 128, "Earnings Per Share." As prescribed therein, the presentation of primary EPS has been replaced with the dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common shareholders ("numerator") by the weighted-average number of common shares outstanding for the period after giving retroactive effect to stock dividends and stock splits ("denominator"). Diluted EPS reflects the potential dilution that could occur if outstanding stock options or other contracts to issue common stock, if any, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of Bancorp. Diluted EPS is equal to the numerator divided by the denominator plus 49,225 shares, 19,786 shares, and 59,861 shares, represented by outstanding stock options assumed to be exercised for the years ended December 31, 2001, 2000 and 1999, respectively.

	Year Ended December 31,
	2001	2000	1999
	(in thousands, except per share data)
Net income	$21,121	$19,324	$13,063
Basic EPS
Shares	10,968,256	11,010,476	10,981,125
EPS	$1.93	$1.76	$1.19
Dilutive shares
Stock options	49,225	19,786	59,861
EPS	$0.01	$0.01	$0.01
Diluted EPS
Shares including options	11,017,481	11,030,262	11,040,986
EPS	$1.92	$1.75	$1.18